Exhibit 99.1

DHT Holdings, Inc. Fourth Quarter 2023 Results

HAMILTON, BERMUDA, February 6, 2024 – DHT Holdings, Inc. (NYSE: DHT) (“DHT” or the “Company”) today announced:

FINANCIAL HIGHLIGHTS:

USD mill. (except per share)	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	2023	2022
Shipping revenues	142.3	130.3	152.0	131.5	166.5	556.1	450.4
Adjusted net revenues[1]	94.5	89.1	112.9	93.9	116.7	390.4	264.9
Adjusted EBITDA[2]	72.9	67.4	89.8	71.9	95.4	302.0	177.9
Profit/(loss) after tax	35.3	31.0	57.1	38.0	61.8	161.4	62.0
EPS – basic	0.22	0.19	0.35	0.23	0.38	0.99	0.37
EPS – diluted[3]	0.22	0.19	0.35	0.23	0.38	0.99	0.37
Dividend[4]	0.22	0.19	0.35	0.23	0.38	0.99	0.48
Interest bearing debt	428.7	436.6	388.3	395.7	396.7	428.7	396.7
Cash and cash equivalents	74.7	73.9	130.6	117.5	125.9	74.7	125.9
Net debt	354.0	367.7	257.6	278.2	270.7	354.0	270.7

DHT made $161.4 million in net income in 2023 – the second-best year in the Company’s history. As of December 31, 2023, interest bearing debt to total assets marked-to-market was 19.7%, and net debt per ship was $14.7 million.

QUARTERLY HIGHLIGHTS:

●
In the fourth quarter of 2023, the Company achieved average combined time charter equivalent earnings of $42,800 per day, comprised of $43,600 per day for the Company’s VLCCs operating in the spot market and $39,600 per day for the Company’s VLCCs on time-charter.

●	Adjusted EBITDA for the fourth quarter of 2023 was $72.9 million. Net profit for the quarter was $35.3 million, which equates to $0.22 per basic share.

●
In December 2023, the Company prepaid $23.7 million under the Nordea Credit Facility. The voluntary prepayment was made for all regular installments for 2024. In December 2023, the Company drew down $24.0 million under the ING Revolving Credit Facility, which was subsequently repaid in January 2024. These transactions, in combination, improved the cash break-even level for 2024 which is estimated to be $18,600 per day for the fleet as a whole, and $13,800 per day for the fleet trading in the spot market.

●
For the fourth quarter of 2023, the Company declared a cash dividend of $0.22 per share of outstanding common stock, payable on February 28, 2024, to shareholders of record as of February 21, 2024. This marks the 56th consecutive quarterly cash dividend and is in line with the Company’s capital allocation policy to pay out 100% of net income. The shares will trade ex-dividend from February 20, 2024.

OPERATIONAL HIGHLIGHTS:

	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	2023	2022
Operating days[5]	2,208.0	2,177.7	2,093.0	2,070.0	2,116.0	8,548.7	8,929.0
Scheduled off hire days	-	79.1	60.9	111.8	63.5	251.8	150.3
Unscheduled off hire[6]	0.1%	0.1%	1.3%*	2.2%*	0.1%	0.9%	0.2%
Revenue days[7]	2,206.7	2,096.0	2,005.6	1,912.8	2,051.5	8,221.0	8,721.7
Spot exposure[6]	81.2%	77.3%	70.4%	72.9%	74.7%	75.6%	75.4%
VLCC time charter rate per day	$ 39,600	$ 35,500	$ 36,200	$ 35,000	$ 36,100	$ 36,400	$ 34,600
VLCC spot rate per day	$ 43,600	$ 44,700	$ 64,800	$ 54,600	$ 63,800	$ 51,200	$ 29,000
*In Q2 2023 one vessel underwent an unscheduled repair, accounting for the predominant part of the unscheduled off hire for the quarter. In Q1 2023 one vessel encountered bad weather damage, accounting for the predominant part of the unscheduled off hire for the quarter.

The overall freight market shows encouraging behaviour for what is ahead of us. OPEC+ cuts suggest an acceptance that non-OPEC supply is growing with relative market shares being adjusted accordingly, expanding transportation distances. We expect continued rewarding times ahead, supported by growth in oil demand, longer transportation distances and a very limited supply of new ships into a rapidly aging global fleet. As stated in our last earnings report, it is an increasingly complex geopolitical environment, not least the latest developments in the Red Sea, with conflicts and risks on several fronts, many that will influence our business and could be beneficial for our market.

Interest and activity to contract newbuildings picked up at the end of last year with several respected and experienced owners either contracting or pursuing available newbuilding berths for as early delivery as possible. Delivery for 2026 is to our understanding now potentially sold out hence focus is on 2027 deliveries, and we see continued activity with additional contracts expected to be signed. Due to lack of investment over the past several years, the supply of new ships is lagging behind a rapidly aging fleet and we don’t think the current activity will significantly impair the favorable supply picture. Shipyard capacity for large tankers is scarce due to significant demand to build other types of ships. Further, trade and economic disruptions do not help solve inflationary pressure on labour, materials, and equipment.

We always seek to reward our shareholders, operate with high governance standards, and execute what we believe to be an appropriate strategy tailored to our market. The whole DHT team continues to focus on premium revenue generation, maintaining a competitive cost structure, a solid balance sheet and a clear capital allocation policy.

As of December 31, 2023, DHT had a fleet of 24 VLCCs, with a total dwt of 7,479,177. For more details on the fleet, please refer to the web site: https://www.dhtankers.com/fleetlist/

SUBSEQUENT EVENT HIGHLIGHTS:

●	In January 2024, the Company prepaid $24.0 million under the ING Credit Facility. The voluntary prepayment was made under the revolving credit facility tranche and may be re-borrowed.

●
Ms. Ana Zambelli was appointed to the Board of Directors effective February 1, 2024. Ms. Zambelli has significant experience with more than 20 years in the energy sector in operational, commercial and finance roles.

OUTLOOK:

Estimated Q1 2024
Total term time charter days	455
Average term time charter rate ($/day)*	$ 36,600
Total spot days for the quarter	1,630
Spot days booked to date	1,270
Average spot rate booked to date ($/day)	$ 55,900
Spot P&L break-even for the quarter	$ 25,900
* The months of January and February includes profit-sharing. The month of March assumes only the base rate.

●
Thus far in the first quarter of 2024, 78% of the available VLCC spot days have been booked at an average rate of $55,900 per day on a discharge-to-discharge basis. 83% of the available VLCC days, combined spot and time-charter days, have been booked at an average rate of $50,800 per day.

Footnotes:
1Shipping revenues net of voyage expenses.
2 Shipping revenues net of voyage expenses, other revenues, vessel operating expenses and general and administrative expenses.
3Diluted shares include the dilutive effect of the restricted shares granted to management and members of the board of directors.
4Per common share.
5Operating days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company.
6As % of total operating days in period.
7Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire or repositioning days in connection with sale.

FOURTH QUARTER 2023 FINANCIALS

The Company reported shipping revenues for the fourth quarter of 2023 of $142.3 million compared to shipping revenues of $166.5 million in the fourth quarter of 2022. The decrease from the 2022 period to the 2023 period includes $36.8 million attributable to lower tanker rates, partially offset by $12.6 million attributable to an increase in revenue days due to an additional vessel in the fleet.

Other revenues for the fourth quarter of 2023 were $1.1 million compared to $1.4 million in the fourth quarter of 2022 and mainly relate to technical management services provided.

Voyage expenses for the fourth quarter of 2023 were $47.8 million, compared to voyage expenses of $49.8 million in the fourth quarter of 2022. The change was related to a decrease in bunker expenses of $2.4 million, a decrease in other voyage-related costs of $0.6 million and a decrease in broker commission of $0.2 million, partially offset by an increase in port expenses of $1.2 million.

Vessel operating expenses for the fourth quarter of 2023 were $18.7 million compared to $19.9 million in the fourth quarter of 2022. The decrease was mainly related to a decrease of $0.6 million related to spares and consumables and a decrease of $0.6 million related to other vessel operating expenses, despite an additional vessel in the fleet.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $28.5 million for the fourth quarter of 2023, compared to $27.7 million in the fourth quarter of 2022. The increase was due to increased depreciation of vessels and drydocking of $1.5 million due to an additional vessel in the fleet, partially offset by a decrease in depreciation of exhaust gas cleaning systems of $0.6 million.

General and administrative (“G&A”) expense for the fourth quarter of 2023 was $4.0 million, consisting of $3.3 million cash and $0.7 million non-cash charge, compared to $2.8 million in the fourth quarter of 2022, consisting of $2.1 million cash and $0.7 million non-cash charge. Non-cash G&A includes accrual for social security tax.

Net financial expenses for the fourth quarter of 2023 were $8.9 million compared to $5.8 million in the fourth quarter of 2022. The increase was mainly due to increased interest expense of $2.7 million due to increased interest rates and $0.3 million related to other financial expenses.

As a result of the foregoing, the Company had a net profit in the fourth quarter of 2023 of $35.3 million, or income of $0.22 per basic share and $0.22 per diluted share, compared to a net profit in the fourth quarter of 2022 of $61.8 million, or income of $0.38 per basic share and $0.38 per diluted share. The decrease from the fourth quarter of 2022 to the fourth quarter of 2023 was mainly due to a year-over-year decline in tanker rates.

Net cash provided by operating activities for the fourth quarter of 2023 was $42.3 million compared to $90.3 million for the fourth quarter of 2022. The decrease was due to a profit of $35.3 million in the fourth quarter of 2023 compared to a profit of $61.8 million in the fourth quarter of 2022, a $23.2 million negative change in operating assets and liabilities, partially offset by a $1.7 million increase in non-cash items included in net income.

Net cash used in investing activities was $2.2 million in the fourth quarter of 2023 and was related to investment in vessels. Net cash used in investing activities was $1.6 million in the fourth quarter of 2022 and was comprised of $0.8 million related to the sale of a vessel and $0.8 million related to investment in vessels.

Net cash used in financing activities for the fourth quarter of 2023 was $39.5 million comprised of $30.6 million related to cash dividend paid, $23.7 million related to prepayment of long-term debt, and $8.8 million related to scheduled repayment of long-term debt, partially offset by $24.0 million related to issuance of long-term debt. Net cash used in financing activities for the fourth quarter of 2022 was $29.0 million comprised of $23.7 million related to prepayment of long-term debt, $6.5 million related to cash dividend paid, and $2.5 million related to scheduled repayment of long-term debt, partially offset by $4.0 million related to issuance of long-term debt.

As of December 31, 2023, the cash balance was $74.7 million, compared to $125.9 million as of December 31, 2022.

The Company monitors its covenant compliance on an ongoing basis. As of December 31, 2023, the Company was in compliance with its financial covenants.

As of December 31, 2023, the Company had 160,999,542 shares of common stock outstanding compared to 162,653,339 shares as of December 31, 2022.

The Company declared a cash dividend of $0.22 per common share for the fourth quarter of 2023 payable on February 28, 2024, for shareholders of record as of February 21, 2024.

FULL YEAR 2023 FINANCIALS

The Company reported shipping revenues for 2023 of $556.1 million compared to $450.4 million in 2022. The increase from the 2022 period to the 2023 period includes $131.5 million attributable to higher tanker rates partially offset by $25.9 million attributable to decreased total revenue days.

Other revenues for 2023 were $4.5 million compared to $3.8 million in 2022 and mainly relates to technical management services provided. In May 2022, the Company acquired an additional 3.2% of Goodwood Ship Management Pte. Ltd. and increased its ownership to 53.2% through a step acquisition, which led to full consolidation of Goodwood from May 31, 2022. Other revenues for 2022 apply for the period from May 31 to December 31, 2022.

The Company did not record any gain or loss related to sale of vessels in 2023. In 2022, the Company recorded a gain of $19.5 million related to the sale of DHT Hawk, DHT Falcon and DHT Edelweiss.

Voyage expenses for 2023 were $165.7 million compared to voyage expenses of $185.5 million in 2022. The change was related to a decrease in bunker expenses of $19.1 million and a decrease in port expenses and other voyage-related costs of $2.2 million, partially offset by an increase in broker commission of $1.4 million.

Vessel operating expenses for 2023 were $75.4 million compared to $73.8 million in 2022. The increase was mainly due to an increase of $0.9 million related to insurance and an increase of $0.9 million related to lubes.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $108.9 million for 2023, compared to $123.3 million in 2022. The decrease was mainly due to decreased depreciation of exhaust gas cleaning systems of $12.2 million and decreased depreciation of $2.6 million related to vessels and drydocking.

G&A for 2023 was $17.4 million, consisting of $14.1 million cash and $3.3 million non-cash charge, compared to $16.9 million, consisting of $12.7 million cash and $4.2 million non-cash charge for 2022.

Net financial expenses for 2023 were $31.1 million, compared to $11.6 million in 2022. The increase was due to a non-cash gain of $15.0 million related to interest rate derivatives in 2022 compared to a non-cash loss of $0.5 million in 2023 and increased interest expense of $6.9 million due to increased interest rates, partially offset by interest income of $4.5 million in 2023 compared to $1.1 million in 2022.

The Company had net income for 2023 of $161.4 million, or income of $0.99 per basic share and $0.99 per diluted share compared to net income of $62.0 million, or income of $0.37 per basic share and $0.37 per diluted share in 2022. The difference between the two periods mainly reflects higher tanker rates.

Net cash provided by operating activities for 2023 was $251.4 million compared to $127.9 million for 2022. The increase was mainly due to net income of $161.4 million in 2023 compared to net income of $62.0 million in 2022, a $20.5 million increase in non-cash items included in net income and a $3.5 million positive change in operating assets and liabilities.

Net cash used in investing activities for 2023 was $128.2 million and was related to investment in vessels. Net cash provided by investing activities for 2022 was $110.5 million comprising $112.4 million related to sale of vessels and $8.3 million related to acquisition of subsidiary, net of cash paid, partially offset by $9.9 million related to investment in vessels.

Net cash used in financing activities for 2023 was $174.5 million comprising $216.8 million related to repayment of long-term debt in connection with refinancing, $186.7 million related to cash dividends paid, $68.7 million related to prepayment of long-term debt, $24.4 million related to scheduled repayment of long-term debt, and $18.8 million related to purchase of treasury shares, partially offset by $339.6 million related to issuance of long-term debt and $3.3 million related to proceeds from sale of derivatives. Net cash used in financing activities for 2022 was $173.3 million comprising $96.8 million related to prepayment of long-term debt, $25.5 million related to repayment of long-term debt in connection with sale of vessels, $24.8 million related to purchase of treasury shares, $19.7 million related to cash dividends paid, and $9.5 million related to scheduled repayment of long-term debt, partially offset by $4.0 million related to issuance of long-term debt.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

The Company assesses the financial performance of its business using a variety of measures. Certain of these measures are termed “non-GAAP measures” because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS. These non-GAAP measures include “Adjusted Net Revenue”, “Adjusted EBITDA” and “Adjusted spot time charter equivalent per day”. The Company believes that these non-GAAP measures provide useful supplemental information for its investors and, when considered together with the Company’s IFRS financial measures and the reconciliation to the most directly comparable IFRS financial measure, provide a more complete understanding of the factors and trends affecting the Company’s operations. In addition, DHT’s management measures the financial performance of the Company, in part, by using these non-GAAP measures, along with other performance metrics. The Company does not regard these non-GAAP measures as a substitute for, or as superior to, the equivalent measures calculated and presented in accordance with IFRS. Additionally, these non-GAAP measures may not be comparable to other similarly titled measures used by other companies and should not be considered in isolation or as a substitute for analysis of the Company’s operating results as reported under IFRS.

USD in thousands except time charter equivalent per day	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	2023	2022
Reconciliation of adjusted net revenue
Shipping revenues	142,292	130,322	151,993	131,468	166,522	556,075	450,381
Voyage expenses	(47,771)	(41,235)	(39,092)	(37,569)	(49,781)	(165,667)	(185,502)
Adjusted net revenues	94,521	89,087	112,902	93,899	116,741	390,408	264,880

Reconciliation of adjusted EBITDA
Profit/(loss) after tax	35,308	30,967	57,081	38,041	61,819	161,397	61,979
Income tax expense	226	137	94	191	111	649	587
Other financial (income)/expenses	599	413	606	366	272	1,984	2,826
Fair value (gain)/loss on derivative financial liabilities	-	-	70	433	(56)	504	(14,983)
Interest expense	9,194	8,789	7,492	7,586	6,462	33,061	26,197
Interest income	(908)	(1,213)	(1,966)	(398)	(886)	(4,485)	(1,076)
Share of profit from associated companies	-	-	-	-	-	-	(1,327)
(Gain)/loss, sale of vessel	-	-	-	-	-	-	(19,513)
Depreciation and amortization	28,475	28,326	26,376	25,726	27,692	108,902	123,255
Adjusted EBITDA	72,894	67,419	89,753	71,946	95,414	302,012	177,946

Reconciliation of adjusted spot time charter equivalent per day*
Spot time charter equivalent per day	43,600	44,700	64,800	54,600	63,800	51,200	29,000
IFRS 15 impact on spot time charter equivalent per day**	2,700	(2,400)	(3,000)	3,900	100	300	1,200
Adjusted spot time charter equivalent per day	46,300	42,300	61,800	58,500	63,900	51,500	30,200
* Per revenue days. Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire.
** For vessels operating on spot charters, voyage revenues are calculated on a discharge-to-discharge basis. Under IFRS 15, spot charter voyage revenues are calculated on a load-to-discharge basis. IFRS 15 impact refers to the timing difference between discharge-to-discharge and load-to-discharge basis.

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION
The Company will host a conference call and webcast, which will include a slide presentation, at 8:00 a.m. ET/14:00 CET on Wednesday, February 7, 2024, to discuss the results for the quarter.

To access the conference call the participants are required to register using this link:
https://register.vevent.com/register/BI98e4d8da0f86429baf7e11fd789c5440

Upon registering, each participant will be provided with participant dial-in numbers, and a unique personal PIN. Participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the Call Me feature instead of dialing the nearest dial-in number.

The webcast, which will include a slide presentation, will be available on the following link:
https://edge.media-server.com/mmc/p/ftsed3ht and can also be accessed in the Investor Relations section of DHT's website at http://www.dhtankers.com.

A recording of the audio and slides presented will be available until February 14, 2024, at 14:00 CET. The recording can be accessed through the following link: https://edge.media-server.com/mmc/p/ftsed3ht

ABOUT DHT HOLDINGS, INC.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Norway, Singapore, and India. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our combination of market exposure and fixed income contracts for our fleet; our counter cyclical philosophy with respect to investments, employment of our fleet, and capital allocation; and our transparent corporate structure maintaining a high level of integrity and good governance. For further information please visit http://www.dhtankers.com.

FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company's management as well as assumptions, expectations, projections, intentions and beliefs about future events. When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company's current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company's estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 23, 2023.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company's actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands)

	Note	December 31, 2023 (Unaudited)	December 31, 2022 (Audited)
ASSETS
Current assets
Cash and cash equivalents		$74,738	125,948
Accounts receivable and accrued revenues	7	75,848	59,465
Capitalized voyage expenses		2,549	2,799
Prepaid expenses		13,557	10,550
Derivative financial assets		-	3,759
Bunker inventory		33,806	33,069
Total current assets		$200,498	235,589

Non-current assets
Vessels	5	$1,283,710	1,261,998
Advances for vessel upgrades	5	10	4,583
Other property, plant and equipment		6,649	4,949
Goodwill		1,356	1,356
Total non-current assets		$1,291,725	1,272,885

TOTAL ASSETS		$1,492,223	1,508,474

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses		$20,493	29,398
Current portion long-term debt	4	30,300	29,626
Other current liabilities		1,418	1,178
Deferred shipping revenues	8	4,394	4,172
Total current liabilities		$56,605	64,374

Non-current liabilities
Long-term debt	4	$398,425	367,069
Other non-current liabilities		5,527	3,545
Total non-current liabilities		$403,952	370,614

TOTAL LIABILITIES		$460,557	434,988

Equity
Common stock at par value	6	$1,610	1,627
Additional paid-in capital		1,228,254	1,243,754
Accumulated deficit		(206,477)	(180,664)
Translation differences		201	138
Other reserves		3,566	3,623
Total equity attributable to the Company		1,027,153	1,068,478
Non-controlling interest		4,513	5,008
Total equity		$1,031,667	1,073,486

TOTAL LIABILITIES AND EQUITY		$1,492,223	1,508,474

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands, except shares and per share amounts)

		Q4 2023	Q4 2022	12 months 2023	12 months 2022
	Note	Oct. 1 - Dec. 31, 2023	Oct. 1 - Dec. 31, 2022	Jan. 1 - Dec. 31, 2023	Jan. 1 - Dec. 31, 2022
Shipping revenues		$142,292	166,522	556,075	450,381

Other revenues		1,084	1,373	4,481	3,764

Total revenues	3	$143,376	167,894	560,556	454,146

Gain sale of vessels		-	-	-	19,513

Operating expenses
Voyage expenses		(47,771)	(49,781)	(165,667)	(185,502)
Vessel operating expenses		(18,718)	(19,936)	(75,429)	(73,809)
Depreciation and amortization	5	(28,475)	(27,692)	(108,902)	(123,255)
General and administrative expenses		(3,993)	(2,764)	(17,448)	(16,889)
Total operating expenses		$(98,957)	(100,173)	(367,447)	(399,455)

Operating (loss)/ income		$44,419	67,721	193,110	74,204

Share of profit from associated companies		-	-	-	1,327
Interest income		908	886	4,485	1,076
Interest expense		(9,194)	(6,462)	(33,061)	(26,197)
Fair value gain/(loss) on derivative financial liabilities		-	56	(504)	14,983
Other financial (expense)/income		(599)	(272)	(1,984)	(2,826)
Profit/(loss) before tax		$35,534	61,929	162,046	62,567

Income tax expense		(226)	(111)	(649)	(587)
Profit/(loss) after tax		$35,308	61,819	161,397	61,979
Attributable to owners of non-controlling interest		(53)	(206)	43	459
Attributable to the owners of parent		$35,361	62,025	161,353	61,520

Attributable to the owners of parent
Basic earnings/(loss) per share		0.22	0.38	0.99	0.37
Diluted earnings/(loss) per share		0.22	0.38	0.99	0.37

Weighted average number of shares (basic)		160,999,542	162,653,339	162,178,499	164,692,954
Weighted average number of shares (diluted)		161,206,487	162,940,784	162,356,735	164,850,091

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
($ in thousands)

		Q4 2023	Q4 2022	12 months 2023	12 months 2022
	Note	Oct. 1 - Dec. 31, 2023	Oct. 1 - Dec. 31, 2022	Jan. 1 - Dec. 31, 2023	Jan. 1 - Dec. 31, 2022
Profit/(loss) after tax		$35,308	61,819	161,397	61,979

Other comprehensive income/(loss):
Items that will not be reclassified subsequently to income statement:
Remeasurement of defined benefit obligation (loss)		(494)	(101)	(494)	(101)
Total		$(494)	(101)	(494)	(101)
Items that may be reclassified subsequently to income statement:
Exchange gain/(loss) on translation of foreign currency
denominated associate and subsidiary		277	637	115	101
Total		$277	637	115	101

Other comprehensive income/(loss)		$(217)	535	(380)	(1)

Total comprehensive income/(loss) for the period		$35,090	62,354	161,017	61,979

Attributable to owners of non-controlling interest		$92	80	95	523
Attributable to the owners of parent		$34,999	62,274	160,922	61,456

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q4 2023	Q4 2022	12 months 2023	12 months 2022
	Note	Oct. 1 - Dec. 31, 2023	Oct. 1 - Dec. 31, 2022	Jan. 1 - Dec. 31, 2023	Jan. 1 - Dec. 31, 2022
CASH FLOW FROM OPERATING ACTIVITIES
Profit/(loss) after tax		$35,308	61,819	161,397	61,979

Items included in net income not affecting cash flows		29,853	28,158	114,903	94,363
Depreciation and amortization	5	28,475	27,692	108,902	123,255
Amortization of deferred debt issuance cost		749	624	2,972	2,902
(Gain) / loss, disposal of property, plant and equipment		-	-	18	-
(Gain) / loss, sale of vessels		-	-	-	(19,513)
Fair value (gain)/loss on derivative financial instruments		-	(56)	504	(14,983)
Impairment of equity accounted investment		-	-	-	637
Compensation related to options and restricted stock		650	608	3,233	4,133
Net foreign exchange differences		(21)	(41)	(32)	(73)
(Gain) / loss modification of debt		-	(669)	(693)	(669)
Share of profit in associated companies		-	-	-	(1,327)
Income adjusted for non-cash items		$65,161	89,977	276,300	156,342

Changes in operating assets and liabilities		(22,894)	282	(24,889)	(28,437)
Accounts receivable and accrued revenues		(20,164)	(9,028)	(16,383)	(28,703)
Capitalized voyage expenses		268	924	250	(1,403)
Prepaid expenses		(4,535)	(44)	(3,007)	(3,537)
Accounts payable and accrued expenses		(2,298)	4,135	(4,937)	5,641
Deferred shipping revenues		-	1,116	222	(693)
Bunker inventory		3,977	3,282	(738)	327
Pension liability		(143)	(104)	(295)	(68)
Net cash provided by operating activities		$42,267	90,259	251,411	127,906

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels		(2,185)	(725)	(128,081)	(9,902)
Proceeds from sale of vessels		-	(767)	-	112,399
Investment in subsidiaries		-	-	-	(2)
Acquisition of subsidiary, net of cash paid		-	-	-	8,267
Investment in other property, plant and equipment		(17)	(146)	(152)	(243)
Net cash (used in)/provided by investing activities		$(2,202)	(1,638)	(128,233)	110,518

CASH FLOW FROM FINANCING ACTIVITIES
Cash dividends paid	6	(30,590)	(6,506)	(186,672)	(19,679)
Dividends paid to non-controlling interest		-	-	(590)	-
Repayment principal element of lease liability		(342)	(359)	(1,424)	(1,090)
Issuance of long-term debt	4	23,950	4,008	339,633	4,008
Purchase of treasury shares	6	-	-	(18,808)	(24,758)
Proceeds from sale of derivatives		-	-	3,256	-
Scheduled repayment of long-term debt		(8,838)	(2,463)	(24,427)	(9,454)
Prepayment of long-term debt	4	(23,715)	(23,715)	(68,715)	(96,840)
Repayment of long-term debt refinancing		-	-	(216,761)	-
Repayment of long-term debt, sale of vessels		-	-	-	(25,531)
Net cash used in financing activities		$(39,535)	(29,035)	(174,507)	(173,343)

Net increase/(decrease) in cash and cash equivalents		529	59,586	(51,329)	65,081
Net foreign exchange difference		289	654	119	209
Cash and cash equivalents at beginning of period		73,920	65,708	125,948	60,658
Cash and cash equivalents at end of period		$74,738	125,948	74,738	125,948

Specification of items included in operating activities:
Interest paid		8,919	7,026	29,480	23,450
Interest received		1,855	1,290	5,076	1,481

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
($ in thousands, except shares)

				Paid-in					Non-
				Additional	Treasury	Accumulated	Translation	Other	Controlling	Total
	Note	Shares	Amount	Capital	Shares	Deficit	Differences	Reserves	Interest	Equity
Balance at January 1, 2022		166,126,770	$1,661	$1,264,000	$-	$(222,405)	$101	$3,968	$34	$1,047,359
Profit/(loss) after tax						61,520			459	61,979
Other comprehensive income/(loss)						(101)	37		64	(1)
Total comprehensive income/(loss)						61,419	37		523	61,979
Cash dividends declared and paid						(19,679)				(19,679)
Purchase of treasury shares					(24,758)					(24,758)
Adjustment related to non-controlling interest									4,452	4,452
Retirement of treasury shares		(4,326,379)	(43)	(24,715)	24,758					-
Compensation related to options and restricted stock		852,948	9	4,469				(345)		4,133
Balance at December 31, 2022	6	162,653,339	$1,627	$1,243,754	$-	$(180,664)	$138	$3,623	$5,008	$1,073,486

Balance at January 1, 2023		162,653,339	$1,627	$1,243,754	$-	$(180,664)	$138	$3,623	$5,008	$1,073,486
Profit/(loss) after tax						161,353			43	161,397
Other comprehensive income/(loss)						(494)	63		52	(380)
Total comprehensive income/(loss)						160,859	63		95	161,017
Cash dividends declared and paid						(186,672)			(590)	(187,262)
Purchase of treasury shares	6				(18,808)					(18,808)
Retirement of treasury shares	6	(2,209,927)	(22)	(18,786)	18,808					-
Compensation related to options and restricted stock		556,130	6	3,285				(57)		3,233
Balance at December 31, 2023	6	160,999,542	$1,610	$1,228,254	$-	$(206,477)	$201	$3,566	$4,513	$1,031,667

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DECEMBER 31, 2023

Note 1 – General information

DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The unaudited interim condensed consolidated financial statements were approved by the Company’s Board of Directors (the “Board”) on February 6, 2024, and authorized for issue on February 6, 2024.

Note 2 – General accounting principles

The interim condensed consolidated financial statements do not include all information and disclosures required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2022. The interim results are not necessarily indicative of the results for the entire year or for any future periods.

The interim condensed consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies applied in these condensed consolidated interim financial statements are consistent with those presented in the 2022 audited consolidated financial statements.

These interim condensed consolidated financial statements have been prepared on a going concern basis.

Application of new and revised International Financial Reporting Standards (“IFRSs”)
New and amended standards and interpretations that are issued are disclosed below.

o	Amendments to IAS 1 Classification of Liabilities as Current or Non-current
These amendments are effective for annual periods beginning on or after January 1, 2024. The Company has not early adopted the amendments and the Company does not expect the amendments to have any impact on the presentation of the Company’s consolidated financial statements and disclosures when the amendments become effective.
o	Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
The Company has adopted the amendments to IAS 8, effective for annual periods beginning on or after January 1, 2023. These amendments have no impact on the interim condensed consolidated financial statements.
o	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2
The Company will adopt the amendments to IAS 1 and IFRS Practice Statement 2, effective for annual periods beginning on or after January 1, 2023. These amendments have no impact on the interim condensed consolidated financial statements.

Note 3 – Segment reporting

DHT’s primary business is owning and operating a fleet of crude oil tankers, with a secondary activity of providing technical management services. Management organizes and manages the entity as one segment based upon the magnitude of services provided. The Company’s Chief Operating Decision Maker (“CODM”), being the President & Chief Executive Officer, reviews the Company’s operating results on a consolidated basis as one operating segment as defined in IFRS 8 Operating Segments.

The below table details the Company’s total revenues:

$ in thousands	Q4 2023	Q4 2022	2023	2022
Time charter revenues[1]	16,650	18,582	74,989	75,790
Voyage charter revenues	125,643	147,940	481,087	374,592
Shipping revenues	142,292	166,522	556,075	450,381
Other revenues[2]	1,084	1,373	4,481	3,764
Total revenues	143,376	167,894	560,556	454,146
1Time charter revenues is presented in accordance with IFRS 16 Leases, while the portion of time charter revenues related to technical management services, equaling $3.9 million in the fourth quarter of 2023, $4.9 million in the fourth quarter of 2022, $19.0 million in 2023 and $19.1 million in 2022 is recognized in accordance with IFRS 15 Revenue from Contracts with Customers.
2Other revenues mainly relate to technical management services provided.

As of December 31, 2023, the Company had 24 vessels in operation; five vessels were on time charters and 19 vessels operating in the spot market.

Information about major customers:
For the period from October 1, 2023, to December 31, 2023, five customers represented $26.6 million, $24.6 million, $19.4 million, $10.2 million, and $8.4 million, respectively, of the Company’s shipping revenues. The five customers in aggregate represented $89.2 million, equal to 63 percent of the shipping revenues of $142.3 million for the period from October 1, 2023, to December 31, 2023.

For the period from January 1, 2023, to December 31, 2023, five customers represented $87.4 million, $84.5 million, $71.3 million, $57.6 million, and $39.7 million, respectively, of the Company’s total revenues. The five customers in aggregate represented $340.5 million, equal to 61 percent of the total revenue of $556.1 million for the period from January 1, 2023, to December 31, 2023.

For the period from October 1, 2022, to December 31, 2022, five customers represented $37.8 million, $29.9 million, $18.6 million, $10.4 million, and $6.6 million, respectively, of the Company’s total revenues. The five customers in aggregate represented $103.2 million, equal to 62 percent of the total revenue of $166.5 million for the period from October 1, 2022, to December 31, 2022.

For the period from January 1, 2022, to December 31, 2022, five customers represented $80.2 million, $68.8 million, $27.4 million, $26.9 million, and $19.8 million, respectively, of the Company’s total revenues. The five customers in aggregate represented $223.1 million, equal to 50 percent of the total revenue of $450.4 million for the period from January 1, 2022, to December 31, 2022.

Note 4 – Interest bearing debt

As of December 31, 2023, DHT had interest bearing debt totaling $428.7 million.

Scheduled debt repayments

		Interest		Q1	Q2-Q4
$ in thousands		rate	Maturity	2024	2024	2025	2026	Thereafter	Total
Credit Agricole Credit Facility	SOFR +	2.05%	2028	625	1,875	2,500	2,500	27,500	35,000
Danish Ship Finance Credit Facility[1]	SOFR + CAS[5] +	2.00%	2025	-	2,427	26,693	-	-	29,120
ING Credit Facility[2]	SOFR +	1.90%	2029	6,250	18,750	25,000	25,000	160,150	235,150
ING Credit Facility	SOFR +	1.80%	2029	750	2,250	3,000	3,000	35,250	44,250
Nordea Credit Facility[3]	SOFR + CAS[4] +	1.90%	2027	-	-	23,715	23,715	46,091	93,521
Total				7,625	25,302	80,908	54,215	268,991	437,041
Unamortized upfront fees bank loans									(8,315)
Total interest bearing debt									428,726
1 Semiannual installment
2 $51.1 mill. undrawn as of December 31, 2023.
3 $141.9 mill. undrawn as of December 31, 2023.
4 Credit Adjustment Spread (CAS) of 0.26%.
5 Credit Adjustment Spread (CAS) of 0.48%.

ING Credit Facility
In January 2023, the Company entered into a new $405 million secured credit facility, including a $100 million uncommitted incremental facility, with ING, Nordea, ABN AMRO, Credit Agricole, Danish Ship Finance and SEB, as lenders, ten wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.90% and is repayable in quarterly installments of $6.3 million with maturity in January 2029.

In the third quarter of 2023, the Company drew down $55 million under the revolving credit facility, which was applied towards the delivery of DHT Appaloosa and general corporate purposes. Further, the Company entered into a $45 million senior secured credit facility under the incremental facility, with ING, Nordea, ABN AMRO, Danish Ship Finance and SEB, as lenders, one wholly owned special-purpose vessel-owning subsidiary as borrower, and DHT Holdings, Inc., as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.80% and is repayable in quarterly installments of $0.75 million with maturity in January 2029. The draw down of the $45 million senior secured credit facility was applied to repay the revolving credit facility. In the fourth quarter of 2023, the Company drew down $24 million under the revolving credit facility which was subsequently repaid in January 2024.

Credit Agricole Credit Facility
The credit facility is repayable in quarterly installments of $0.6 million with final payment of $22.5 million in addition to the last installment in December 2028.

Danish Ship Finance Credit Facility
The credit facility is repayable in semiannual installments of $1.2 million and a final payment of $24.3 million in addition to the last installment in November 2025. In October 2023, we entered into an amended and restatement agreement in relation with the LIBOR cessation. The credit facility bear interest at a rate equal to SOFR plus CAS plus a margin of 2.00%.

Nordea Credit Facility
The credit facility is repayable in quarterly installments of $5.9 million from the first quarter of 2025, with the final payment of $40.9 million in addition to the last installment of $5.2 million due in the first quarter of 2027. Additionally, the facility includes an uncommitted “accordion” of $250 million. In June 2023, we entered into an amended and restatement agreement in relation to the LIBOR cessation. The credit facility bear interest at a rate equal to SOFR plus CAS plus a margin of 1.90%. In the fourth quarter of 2023, the Company prepaid $23.7 million under the Nordea Credit Facility. The voluntary prepayment was made for all regular installments for 2024.

Covenant compliance
The Company's financial covenants as of December 31, 2023, are summarized as follows:

	ING	Credit Agricole	Danish Ship Finance	Nordea
	Credit Facility	Credit Facility	Credit Facility	Credit Facility
Security	11 VLCCs	1 VLCC	1 VLCC	11 VLCCs
Charter free market value of vessels that secure facility must be no less than	135% of borrowings	135% of borrowings	135% of borrowings	135% of borrowings
Value adjusted* tangible net worth	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets
Unencumbered cash of at least	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt
Guarantor	DHT Holdings, Inc.	DHT Holdings, Inc.	DHT Holdings, Inc.	DHT Holdings, Inc.
*Value adjusted is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company's vessels (as determined quarterly by a broker approved by the financial institution)

As of December 31, 2023, the Company was in compliance with its financial covenants.

Note 5 – Vessels

The carrying values of the vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel.

Vessels

Cost of Vessels
$ in thousands
At January 1, 2023	1,933,258
Transferred from vessels upgrades	128,660
Retirement[1]	(9,040)
At December 31, 2023	2,052,878

Depreciation and amortization
$ in thousands
At January 1, 2023	671,260
Depreciation and amortization[2]	106,948
Retirement[1]	(9,040)
At December 31, 2023	769,168

Carrying Amount
$ in thousands
At January 1, 2023	1,261,998
At December 31, 2023	1,283,710
1Relates to completed depreciation of drydocking for DHT Bronco, DHT Colt, DHT Mustang, DHT Scandinavia and DHT Stallion.
2 Relates solely to depreciation of vessels, drydocking, and EGCS. Depreciation of office leases and other property, plant, and equipment represents an additional $1,954 thousand, which combined with the depreciation of vessels, drydocking, and EGCS comprises $108,902 thousand in depreciation and amortization.

Advances for vessel and vessel upgrades
Cost of advances for vessel and vessel upgrades relates to acquisition of DHT Appaloosa and prepaid drydocking.

Cost of advances of vessel and vessel upgrades
$ in thousands
At January 1, 2023	4,583
Additions	124,088
Transferred to vessels	(128,660)
At December 31, 2023	10

Note 6 – Stockholders’ equity and dividend payment

Common stock
Issued at December 31, 2023	160,999,542
Numbers of shares authorized for issue
at December 31, 2023	250,000,000
Par value	$ 0.01

Common stock
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Stock repurchases
No stock repurchases were made in the fourth quarter of 2023. In the third quarter of 2023, the Company purchased 1,137,583 of its own shares in the open market for an aggregate consideration of $9.9 million, at an average price of $8.72. In the second quarter of 2023, the Company purchased 1,072,344 of its own shares in the open market for an aggregate consideration of $8.8 million, at an average price of $8.25 per share. All shares were retired upon receipt. No stock repurchases were made in the first quarter of 2023.

No stock repurchases were made in the fourth quarter of 2022. In the third quarter of 2022, the Company purchased 1,499,608 of its own shares in the open market for an aggregate consideration of $8.8 million, at an average price of $5.87. In the second quarter of 2022, the Company purchased 2,826,771 of its own shares in the open market for an aggregate consideration of $15.9 million, at an average price of $5.63 per share. All shares were retired upon receipt. No stock repurchases were made in the first quarter of 2022.

Dividend payments

Dividend payment made during 2023:

Payment date	Total Payment	Per common share
$ in thousands, except per share amounts
November 28, 2023	$ 30,590	$ 0.19
August 30, 2023	$ 56,661	$ 0.35
May 25, 2023	$ 37,487	$ 0.23
February 24, 2023	$ 61,935	$ 0.38
Total payments made during 2023	$ 186,672	$ 1.15

Dividend payments made during 2022:

Payment date	Total Payment	Per common share
$ in thousands, except per share amounts
November 29, 2022	$ 6,506	$ 0.04
August 30, 2022	$ 6,506	$ 0.04
May 26, 2022	$ 3,336	$ 0.02
February 24, 2022	$ 3,330	$ 0.02
Total payments made during 2022	$ 19,679	$ 0.12

Note 7 – Accounts receivable and accrued revenues

As of December 31, 2023, $75.8 million, consisting mainly of accounts receivable with no material amounts overdue, was recognized as accounts receivable and accrued revenues in the interim condensed consolidated statement of financial position, compared to $59.5 million as of December 31, 2022.

Note 8 – Deferred shipping revenues

Deferred shipping revenues relate to charter hire payments paid in advance. As of December 31, 2023, $4.4 million was recognized as deferred shipping revenues in the interim condensed consolidated statement of financial position, compared to $4.2 million as of December 31, 2022.

Note 9 - Financial risk management, objectives, and policies

Note 9 in the 2022 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash.

The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent events

In January 2024, the Company prepaid $24.0 million under the ING Credit Facility. The voluntary prepayment was made under the revolving credit facility tranche and may be re-borrowed.

On February 6, 2024, the Board approved a dividend of $0.22 per common share related to the fourth quarter of 2023 to be paid on February 28, 2024, for shareholders of record as of February 21, 2024.